                                                                     EXHIBIT 1.1

                       TELE NORTE LESTE PARTICIPACOES S/A

                            A PUBLICLY TRADED COMPANY

                         CNPJ MF NO. 02,558,134/0001-58

                               NIRE 33,300,26253-9

                                CORPORATE BY-LAWS

                                    CHAPTER I

                             ON THE COMPANY FEATURES

Art. 1 - TELE NORTE LESTE PARTICIPACOES S.A. is a publicly traded company, governed by these Articles and the applicable legislation.

Art. 2 - the Company has as its purpose to:

I. exercise the control of the fixed, public exploration service telephony companies in Region I to which refers the General Concession Plan approved by Decree No. 2,534, of April 2nd, 1998;

II. promote, through either subsidiary or affiliated companies, the expansion and implantation of the fixed telephony services, in its respective concession area;

III. promote, hold or guide the funding from both internal and external sources of financial resources to be applied by the Company or its subsidiary companies;

IV. promote and stimulate study and research activities aiming at the development of the fixed telephony sector;

V. perform, through subsidiary or affiliated
                                                                             p.2

companies, skilled technical works pertaining to the fixed telephony area;

VI. promote, stimulate and coordinate through its subsidiary or affiliated companies formation and training of the personnel required for the fixed telephony sector;

VII. perform or promote the importation of goods and services to or through its subsidiary and/or affiliated companies;

VIII. perform other activities related or appertaining to its corporate purpose; and

IX. have an interest in other companies' capital.

Art. 3 - Company has its registered office at the City of Rio de Janeiro, State of Rio de Janeiro, being it allowed to create and extinguish, on the Board of Directors' resolution, branch offices, branches, and agencies, offices, departments, and representations at any place in the national territory, and abroad.

Art. 4 - The Company term of duration is undetermined.

                                   CHAPTER II

                            ON THE CORPORATE CAPITAL

Art. 5 - The subscribed, fully paid-in corporate capital, is of R$ 4,644,415,487.18 (four billion, six hundred fourty four million four hundred
                                                                             p.3

fifteen thousand, four hundred oighty seven reais, and eighteen cents), represented by 390,557,065,345 (three hundred and ninety billion, five hundred and fifty seven million, sixty five thousand, and three hundred and fourty five) shares of stock, being 130,185,688,782 (one hundred and thirty billion, one hundred and eighty million, six hundred and eighty eight thousand, seven hundred and eighty two) common shares of stock, and 260,371,376,563 (two hundred and sixty billion, three hundred and seventy one million, three hundred and seventy six thousand, five hundred and sixty three) preferred shares of stock, all of them nominative, and with no par value.

Sole Paragraph - Company's shares of stock show a book value, being maintained in a deposit account in the name of their holders, at an institution capable of rendering such services.

Art. 6 - Company is authorized to increase its corporate capital by resolution of the Board of Directors, to the limit of 700,000,000,000 (seven hundred billion) common or preferred shares of stock, with no obligation to observe any proportion among them, observing the legal 2/3 (two thirds) limit for the issue of non voting
                                                                             p.4

preferred shares of stock.

Sole Paragraph - Within the authorization limit for increase of the corporate capital covered by the heading of this article, and pursuant to the plan approved by the General Meeting, the Board of Directors may approve the granting of a call option to its officers, employees and natural persons rendering services to Company or to the companies controlled by it.

Art. 7 - within the authorized capital limit, by the Board of Directors' may resolve to exclude the right of preference to the issue of shares of stock, debentures or beneficiary parts convertible into shares of stock, and subscription bonus, the placement of which is made by:

I. a public subscription or sale at a stock exchange;

II. an exchange into shares of stock at a public take over offer pursuant to articles 257 through 263 of Law No. 6,404, of 12.15.1976; and

III. an enjoyment of fiscal incentives, pursuant to a special law.

Art. 8 - Each common share of stock corresponds to a vote at the General Meeting resolutions.

Art. 9 - Preferred shares of stock have no voting right, except in case of the sole paragraph of
                                                                             p.5

art. 11 of these Articles, being they secured with priority for capital reimbursement, with no premium, and upon the payment of minimum, non-cumulative dividends, corresponding to the greater of (a) 6% (six percent) per year, on the amount arising out of the subscribed capital division by the total quantity of Company shares of stock and (b) 3% (three per cent) of the net equity value of the share of stock.

Sole Paragraph - Preferred shares of stock will acquire voting rights if Company, for 3 (three) consecutive years, shall fail to pay minimum dividends they are entitled to pursuant to the heading of this article.

                                   CHAPTER III

                             ON THE GENERAL MEETING

Art. 10 - The General Meeting is the Company's higher body, with power to resolve on all matters relating to the corporate object, and make arrangements it deems fit to the Company's defense and development.

Art. 11 - Besides the assignments provided in the law, the General Meeting is particularly entitled to:

I. authorize the issue of debentures convertible or not into shares of stock, or sell them, in case
                                                                             p.6

they are held at the treasury, as well as to authorize the sale of debentures convertible into shares of stock it is a holder of, issued by controlled companies, being it entitled to delegate to the Board of Directors the resolution on: (i) time, terms of maturity, amortization or redemption; (ii) interest payment time and conditions, participation on profits, and reimbursement premium, if any, and (iii) the manner of subscription or placement, as well as the debenture type;

II. resolve on the participation in company groups;

III. resolve on the transformation, merger, incorporation, and split-up of the Company, its dissolution, and liquidation, elect and remove liquidators, and decide on its accounts;

IV. suspend the exercise of the rights of a stockholder defaulting on the obligations imposed by the law and these Articles;

V. elect or remove, at any time, the respective Board of Directors' and Fiscal Committee's members and their alternates;

VI. fix the Board of Directors', the Board of Executive Officers and the Fiscal Committee's global or individual compensation;

                                                                             p.7

VII. check yearly the officers' accounts, and resolve on the financial statements presented by them;

VIII. resolve on a civil liability suit to be filed by the Company against the officers, for losses caused to its assets, pursuant to the provision in article 159 of Law No. 6404/76;

IX. resolve on the corporate capital increase, when in a volume above the amount authorized by these Articles;

X. authorize the Company to enter into an undertaking for indemnification with the Board of Directors' and Board of Executive Officers's members required to submit Form 20-F to the Securities and Exchange Commission - SEC"; and

XI. approve in advance the entering into of any long-term agreements between the Company and its subsidiary companies on one side, and the controlling stockholder or subsidiary companies, affiliated companies, companies subject to a common control, or controlling companies of the latter, or that otherwise consist related parties to the Company, on the other side, except when the agreements will be compliant with uniform clauses. Sole Paragraph - with no prejudice to the provision in paragraph 1st of article 115 of Law
                                                                             p.8

No. 6404/76, the holders of preferred shares of stock will have voting rights at the meeting resolutions referred to in subsection XI of this article, as well as at those ones referring to the amendment or revoking of the following statutory provisions: I. subsection XI of Art. 11; II. Sole paragraph of Art. 12, and II.
Article 41.

Art. 12 - The General Meeting will be convened by the Board of Directors, being its Chairman in charge of substantiating the respective act. It may be further called to convene in the manner foreseen in Sole Paragraph of article 123 of Law 6404/76, amended by Law No. 9457, of 5.5.1997. Sole Paragraph - Under the terms of article 136 of Law No. 6404/76, amended by Law No. 9457/97, the first call to the General Meeting will be made at least 30 (thirty) days in advance, and at least 10 (ten) days in advance on a second call.

Art. 13 - The General Meeting will be started by either of the Company's Superintendent Directors, who will proceed the election of the Chair, consisting of a chairman and a secretary, chosen among the stockholders present at the meeting. In the absence or impediment of the Superintendent Directors, the Meeting can be installed by any Director or proxy duly invested with specific
                                                                             p.9

powers for this purpose.

Art. 14 - The works and resolutions of the General Meeting will be drawn up in an appropriate book, signed by chair members and stockholders present, that represent at least the majority required for the passed resolutions.

Section 1st - The minutes of meeting can be drawn up in the manner of a summary of the facts, including dissidence and protests.

Section 2nd - Except for resolutions on the contrary by the Meeting, the minutes of meeting will be published omitting the stockholders` signatures.

Art. 15 - Yearly, on the four first months following the closing of the fiscal year, the General Meeting will ordinarily meet to: I. check the officers' accounts, examine, discuss, and vote on the financial statements; II. Resolve on the fiscal year net income destination, and the distribution of dividends; and
III. Elect the Fiscal Committee's members, and, if applicable, the Board of Directors' members.

Art. 16 - The General Meeting will meet on an extraordinary basis, whenever the Company interests so require.

                                   CHAPTER IV

                            ON THE COMPANY MANAGEMENT
                                                                            p.10

                                    SECTION I

                                  GENERAL RULES

Art. 17 - the Company's Management will be performed by the Board of Directors and the Board of Executive Officers, being their members waived from posting a bond to perform their duties.

Section 1st - The Board of Directors, a collegiate deliberation body, holds top Company management.

Section 2nd - The Board of Executive Officers is Company management executive body, acting each of its members according to their respective competence, such as provided for by these Articles and the Board of Directors.

Art. 18 - Management members are inaugurated in office by terms drawn up on the Minutes of Meeting Book of the Board of Directors' or the Board of Executive Officers's meetings, as applicable.

                                   SECTION II

                            ON THE BOARD OF DIRECTORS

Art. 19 - Besides the assignments set forth in the law, the Board of Directors is entitled to:

I. fix the general Company business policy, and follow up its execution;

II. call the General Meeting;

III. approve and submit the General Meeting with the Company financial statements and the
                                                                            p.11

Management Report, included therein the consolidated statements;

IV. resolve on the distribution of interim dividends, pursuant to Paragraph 2nd of Article 37 of these Articles;

V. elect and remove, any time, Company Officers, setting forth their assignments, in compliance with the legal and statutory provisions;

VI. approve, by the Board of Executive Officer's proposal, the nomination or removal of the chair of the internal audit;

VII. approve Company's yearly budget, as well as of its controlled companies, its form of execution, annual targets and strategic plans, for the term of the budget effectiveness;

VIII. resolve, when so delegated by the General Meeting, on the conditions for the issue of debentures, such as provided in Section 1st of Art. 59 of Law No. 6404/76;

IX. approve the Board of Executive Officer's proposal on the Company's Rules, with its respective organization chart;

X. inspect the Company Officers' management, examine, at any time, the Company books, request information on agreements entered into or about to or on any other acts;

                                                                            p.12

XI. choose and remove the independent auditors;

XII. approve and amend the Internal Board of Directors' Rules;

XIII. approve the increase in the participation in subsidiary or affiliated companies, either in Brazil or abroad, the formation of full Company subsidiaries, the Company interest in the capital of other companies, either in Brazil or abroad, and the whole or partial disposal of such a participation;

XIV. authorize the acquisition of shares of stock issued by the Company for the purpose of cancellation or stay at the treasury, and further disposal;

XV. resolve, pursuant to the law, on the issue of any securities either in Brazil or abroad;

XVI. set out the location of the Company registered office, as well as create and extinguish branches, agencies, and branch offices, offices, departments and representations in any part of the national territory and abroad;

XVII. define the terms and conditions of any issues of shares of stock and subscription bonus, within the authorized capital limit;

XVIII. authorize the waiver to the rights of subscription to shares of stock, debentures
                                                                            p.13

convertible into shares of stock or subscription bonus issued by subsidiary companies, regardless of their value;

XIX. approve investments exceeding R$10,000,000.00 (ten million Brazilian reais), when not set forth in the Company's yearly budget;

XX. approve any loan, financing or granting of any real or personal security performed by Company, within the period covered by the budget then in force, which singly or cumulatively exceed the amount of R$10,000,000.00 (ten million Brazilian reais);

XXI. with due regard of the provision in subsection XI of article 11 of these Articles, authorize the execution of agreements of any nature, inclusively transactions and waiver of rights binding the Company or representing amounts exceeding R$10,000,000.00 (ten million Brazilian reais), which are not foreseen in the Company's budget;

XXII. with due regard of the provision in the other subsections of this article addressing the property in permanent assets, authorize the Board of Executive Officers to acquire, dispose of, and establish mortgage or lien of any nature on the Company's permanent assets in amounts representing
                                                                            p.14

a liability equal to or higher than R$10,000,000.00 (ten million Brazilian reais), which are not foreseen in the Company's yearly budget.

XXIII. with due regard of the provision of article 101 of Law No. 9472, of 07.16.1997, authorize the disposal or encumbrance of the reversible property, attached to the rendering of telecommunications public services by subsidiary companies;

XXIV. nominate Company representatives at the management bodies of the companies in which corporate capital it has a participation, in the capacity of stockholder or quotaholder;

XXV. follow up the performance of liabilities by both the Company and its subsidiary companies with National Telecommunications Agency - ANATEL, and negotiations on prices and tariffs;

XXVI. set forth the policies relating to the compensation criteria for Company officers and controlled companies officers and Fiscal Committee's officers and members, as well as allocate the overall amount of remuneration set out by the General Meeting among Company Board members and officers, setting forth their individual compensation;

                                                                            p.15

XXVII. authorize the granting of guarantees by Company in favour of subsidiary companies and any third parties;

XXVIII. determine the votes to be rendered by Company representative at its subsidiary companies' and affiliated companies' general meetings;

XXIX. approve, by the Board of Executive Officers proposal, the institution deposit account at which Company's shares of stock will be kept;

XXX. with due regard of the provision in subsection XI of article 11 above, approve any individual operation, the value of which exceeds R$10,000,000.00 (ten million Brazilian reais), between the Company and its subsidiary companies on one side, and their stockholders, subsidiary companies, affiliated companies, holding companies or companies under the common control thereof, on the other;

XXXI. authorize Company, as well as its affiliated companies and subsidiary companies, to enter into, amend or terminate shareholders' agreement;

XXXII. authorize investments in new businesses;

XXXIII. authorize the performance of free acts in benefit of the employees or the community, having in sight Company's social responsibilities, being
                                                                            p.16

that the granting of guarantees to employees in case of interstate and/or intermunicipality transferals and/or displacements is not a matter depending on the Board of Directors' prior approval; and

XXXIV. perform any other duties or resolve on any other matters which are not relevant to the General Meeting or delegated by it, such as it is defined in these Articles and expressly in the law.

Art. 20. The Board of Directors will consist of up to 11 (eleven) members and an equal number of alternates, all of them Company stockholders. Sole Paragraph - The Board of Directors' members will be elected by the General Meeting and will hold office for a 3 (three) year period, it being considered a yearly period that included between 2 (two) Ordinary General Meetings.

Art. 21 - The Board of Directors shall appoint, among its members, the President of the board.

Art. 22 - In case the office of Board Member, inclusively that of President, is vacated, its alternate will take over the office for complementation of the substituted Board Member's mandate.

Section 1st - In its absence or temporary impediment,
                                                                            p.17

each Board Member will be replaced by its alternate, specifically for each meeting. In case of the President temporary absence or impediment, he will be substituted with his alternate at respective meetings, being that the Board of Directors' Chairmanship will be provisionally taken over by one of the Board Members, to be appointed by the President himself.

Section 2nd - In case of the Board Member vacancy or impediment, and if the alternate will not be available to perform the remaining office period, their substitutes will be appointed by the remaining Board Members up to the first General Meeting to be held, pursuant to the law.

Art. 23 - The Board of Directors will meet ordinarily every two months in the calendar year, and, on an extraordinary basis on the President's or any 2 (two) Board Members' call, being their resolution drawn up on a proper book.

Section 1st - The call to the Board of Directors' meetings is to be made in writing, with at least 5 (five) working days in advance, and addressed to all Board Members, specifying the date, place and time at which the meeting will be held, and the subject matters to be submitted for resolution.

Section 2nd - Notwithstanding the provision in this
                                                                            p.18

article, the Board of Directors meeting at which all its effective or alternate members are present will be considered to be regular.

Art. 24 - The quorum for commencement of the Board of Directors' meeting will be the majority of its members, and the resolutions will be passed by the majority of present Board Members' votes.

                                   SECTION III

                       ON THE BOARD OF EXECUTIVE OFFICERS

Art. 25 - The Board of Executive Officers will consist of at least 2 (two), and not exceeding 6 (six) members, 2 (two of whom designated Superintendent Directors and the others bearing no specific designation.

Sole Paragraph - The quorum for commencement of the Board of Executive Officers meetings is that of the majority of acting members, and resolutions will be passed on the affirmative vote of the majority of the Officers attending at the meeting.

Art. 26 - Board of Executive Officer's members will be elected by the Board of Directors for a 3 (three) year period, it being considered a yearly period that occurring between 2 (two) Ordinary General Meetings.

Art. 27 - The Board of Executive Officers will meet whenever called by the President Director, at
                                                                            p.19

least 2 (two) working days in advance.

Art. 28 - As a collegiate board, the Board of Executive Officers is entitled to:

I. set forth specific policies and guidelines arising from the general business guidance set out by the Board of Directors;

II. work out the budget in detail, the manner of its execution, and general Company schemes, submitting them for the Board of Directors' approval;

III. submit the Board of Directors with the subsidiary companies' proposals relating to the general organization's guidelines, network and market development, and the investments and budget scheme;

IV. submit periodically the Board of Directors with the general Company business evolution;

V. approve both the Company's and the subsidiary companies' proposals agenda, for negotiation with the regulating body;

VI. submit the Board of Directors with the proposal of nomination or removal of the chair of the internal audit;

VII. propose to the Board of Directors the disposal of any item of Company's permanent assets;

                                                                            p.20

VIII. submit the Board of Directors with the Company's Rules proposal, together with the respective organization chart;

IX. examine the Company General Balance Sheet and further financial statements, and the Yearly Report, as well as the proposal for destination of revenues, submitting the Fiscal Committee, the Independent Auditors, and the Board of Directors, with them;

X. propose, in accordance with the guidelines set forth by the Board of Directors, Company officers' compensation criteria;

XI. propose to the Board of Directors adjustment tables of the respective compensation and benefit granted to employees and their dependents;

XII. submit the Board of Directors with proposals relating to the management and development of human resources formulated by its subsidiary companies, including their respective personnel;

XIII. present a proposal for the office and salary plan, personnel regulation, personnel, and benefit and advantage plan to the Board of Directors;

XIV. decide on the operationalization and implementation of its plans and programs relating to the training and human resource management;

XV. approve proposals for the Company
                                                                            p.21

subsidiaries, to be submitted to the National Telecommunications Agency - ANATEL, for adjustment of the telecommunications tariffs and prices, pursuant to the respective activities and concession areas;

XVI. approve the rules for selection of telecommunications equipment and materials, to be followed by the subsidiary companies;

XVII. submit the Board of Directors with circumstanced reports about the current status of both judicial and administrative proceedings of the Company's interest; and

XVIII. resolve on other subject matters of the Board of Executive Officers collective competence, with respect to the day-to-day management of the Company, and assigned to the Board of Executive Officers by the Board of Directors.

Art. 29 - Company, with due regard of the provisions in Paragraphs First and Second below, will be represented actively and passively in any acts binding or releasing any third parties to the Company by two Officers signing jointly, or by two attorneys appointed as herein below, through a power of attorney for the performance of a deed specified therein.

Section 1st - Either of The Superintendent Directors or
                                                                            p.22

an attoreny in fact is entitled to represent the Company at the general meetings held at its subsidiary companies or affiliated companies. Pursuant to article 19, XXVIII, of these Articles, the representative of the Company shall submit the chairman of the general meetings at the subsidiary company or affiliated company with the Board of Directors' minutes of meeting containing the Company voting guidance.

Section 2nd - The powers of attorney granted by Company shall be signed jointly by 2 (two) Officers, being one them necessarily one Superintendent Diretor, defining fully and precisely in respective instruments the powers granted, and the term of office, that except for the powers of attorney granted to attorneys at law representing the Company in administrative or judicial proceedings cannot exceed 1 (one) year or the term of complementation of office, prevailing the shorter period. Besides containing the term, the ad negotia powers of attorney will bar substitution.

Art. 30 - Superintendent Directors will jointly define the specific duties of each Officer, pursuant to the limits determined to it by Company Board of Directors to such effect, being it provided that any Officer, at the resolution of
                                                                            p.23

the Board of Directors, will represent the Company with security market regulating agencies, pursuant to Instruction No. 202/93, as amended by Instruction No. 309/99, of the Securities Commission.

                                    CHAPTER V

                                FISCAL COMMITTEE

Art. 31 - The Fiscal Committee is the Company management inspection body, being it required to be in permanent operation.

Art. 32 - The Fiscal Committee will consist from of 3 (three) through 5 (five) effective members, and an equal number of alternates.

Section 1st - Upon election by the Ordinary General Meeting, the Fiscal Committee members will hold the office for 1 (one) year, so considered the period comprised between 2 (two) Ordinary General Meetings, being reelection allowed, holding their offices until their successors take over.

Section 2nd - Fiscal Committee members, on their first meeting, will elect their Chairman, who will be in charge of the body's resolutions.

Section 3rd - The Fiscal Committee may request the Company the designation of skilled personnel to act as a secretary and render it technical support.

                                                                            p.24

Art. 33 - The Fiscal Committee is entitled to:

I. Inspect officers' acts, and check the performance of their legal and statutory duties;

II. express an opinion on the management's yearly report, causing it to contain in its opinion the complementary information deemed necessary or useful to the General Meeting's resolution;

III. express an opinion on the proposals by management bodies to be submitted to the General Meeting, relating to changes in the corporate capital, issue of debentures or subscription bonus, investment plans or capital budgets, dividends distribution, transformation, incorporation, merger or split up;

IV. denounce to management bodies, and, in case they fail to adopt necessary requirements for protection of Company interests, to the General Meeting the misstatements, fraud or offenses it finds, and recommend useful arrangements to the Company;

V. call the Ordinary General Meeting in case management bodies delay such a call for over 1 (one) month, and the extraordinary meeting, whenever severe or urgent reasons occur, including in the order of the day of meetings the subject matters it deems necessary;

                                                                            p.25

VI. examine, at least every three months, the trial balance and further financial statements worked out on a periodical basis by Company;

VII. examine the fiscal year financial statements, and express an opinion on them; and

VIII. perform the assignments set forth in the law or defined by the General Meeting, in case of the Company liquidation.

Art. 34 - The Fiscal Committee will meet on an ordinary basis once every three months, and on an extraordinary basis, whenever necessary.

Section 1st - Meetings will be called by the Chairman of the Fiscal Committee or by any 2 (two) Fiscal Committee members.

Section 2nd - The quorum for commencement of the Fiscal Committee meetings is that of the majority of acting members, and resolutions will be passed by the affirmative vote of the majority of Officers attending the meeting.

Art. 35 - In case of vacancy in the position of member of the Fiscal Committee, the respective alternate will be sworn in office for the remaining office term of the substituted Officer.

Section 1st - In its absences or temporary impediments, the Fiscal Committee member will be replaced by its alternate, specifically for each meeting.

                                                                            p.26

Section 2nd - In case of vacancy in the majority of offices, and there not being alternates to be called, a General Meeting will be convened for election of substitutes.

Section 3rd - Acting alternate will be entitled to the effective member's compensation, for the period the substitution will take place, to be monthly reckoned.

                                   CHAPTER VI

                 ON THE FISCAL YEAR AND THE FINANCIAL STATEMENTS

Art. 36 - The fiscal year will be coincident with the civil year.

Art. 37 - Company managing bodies will submit the Ordinary General Meeting together with the financial statements a proposal on the participation of employees in the profits, and on the destination of the year's net income, pursuant to the legislation in force.

Section 1st - Net income will have the following destination:

I. 5% (five per cent) to legal reserve until it reaches 20% (twenty percent) of paid-in corporate capital;

II. 25% (twenty five percent) of adjusted net income, such as provided in subsection I, a) and b) of art. 202 of Law No. 6404/76 will be
                                                                            p.27

obligatorily allocated as minimum obligatory dividends to all stockholders, such as provided in the next article, being this amount increased up to the amount required for payment of priority dividends to preferred shares of stock.

Section 2nd - to the year's profit account, accumulated profits or profit reserves, the Board of Directors can authorize the allocation of interim dividends, in compliance with article 204, and its paragraphs, of Law No. 6404/76.

Art. 38 - The amount corresponding to the minimum obligatory dividend will be destined with priority to the payment of the preferred shares of stock dividends, to the preference limit; thenceforth, they will be paid to the holders of common shares of stock to the preferred shares of stock limit, and balance, if any, will be prorated on an equal basis to all shares of stock.

Sole Paragraph - The dividends not claimed within 3 (three) years will revert in behalf of Company.

Art. 39 - The Company, upon the Board of Directors' resolution, may pay or credit interests on the net worth, pursuant to Section 7th of article 9th of Law No. 9249/95, of 12.26.1995, and relevant legislation and regulation, to the minimum dividend limit, such as provided in article 202,
                                                                            p.28

of Law No. 6404/76, to which will be imputed these same dividends, even when included in the minimum preferred shares of stock dividends.

                                   CHAPTER VII

                            ON THE COMPANY WINDING UP

Art. 40 - Company will be in winding up in the cases foreseen in the law or by resolution of the General Meeting, which will set forth the type of winding up, and will elect the liquidator.

                                  CHAPTER VIII

                              ON GENERAL PROVISIONS

Art. 41 - The approval by Company, through its representatives of merger, split up, incorporation or dissolution operations of its subsidiary companies will be preceded by an economic and financial analysis by an international, renowned and independent company, confirming it is being given equitable treatment to all interested companies, the stockholders of which will have full access to the mentioned analysis report.